UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest reported): October 22, 2021

Extraction Oil & Gas, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37907	46-1473923
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

370 17th Street, Suite 5200 Denver, Colorado		80202
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (720) 557-8300

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, $0.01 par value	XOG	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on May 9, 2021, Extraction Oil & Gas, Inc., a Delaware corporation (“Extraction” or the “Company”) entered into an Agreement and Plan of Merger (the “Extraction merger agreement”), by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza Creek”), Extraction and Raptor Eagle Merger Sub, Inc., a wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”). The Extraction merger agreement provides that, among other things and upon the terms and subject to the conditions set forth in the Extraction merger agreement, Raptor Eagle Merger Sub will merge with and into Extraction (the “Extraction merger”), with Extraction surviving as a direct, wholly-owned subsidiary of Bonanza Creek. On June 6, 2021, Extraction entered into a second Agreement and Plan of Merger, by and among Bonanza Creek, Raptor Condor Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 1”), Raptor Condor Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Bonanza Creek (“Merger Sub 2”), Crestone Peak Resources LP, a Delaware limited partnership, CPPIB Crestone Peak Resources America Inc., a Delaware corporation (“Crestone Peak”), Crestone Peak Resources Management LP, a Delaware limited partnership, and, solely for purposes of Article VI, Section 7.1, Section 7.5 through Section 7.9, Section 7.11, Section 7.16, Section 7.22(b), Article VIII and Article X thereof, Extraction, as amended (the “Crestone Peak merger agreement” ). The Crestone Peak merger agreement, among other things, provides for Bonanza Creek’s acquisition of Crestone Peak through (i) the merger of Raptor Condor Merger Sub 1 with and into Crestone Peak (the “Merger Sub 1 merger”), with Crestone Peak continuing its existence as the Crestone Peak surviving corporation following the Merger Sub 1 merger, and (ii) the subsequent merger of Crestone Peak, as the Crestone Peak surviving corporation, with and into Raptor Condor Merger Sub 2 (the “Merger Sub 2 merger” and together with the Merger Sub 1 merger, the “Crestone Peak merger,” and together with the Extraction merger, the “Mergers”), with Raptor Condor Merger Sub 2 continuing as the surviving company as a wholly owned subsidiary of Bonanza Creek.

On July 14, 2021, Bonanza Creek filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which was declared effective by the SEC on September 28, and which included a joint proxy statement/prospectus of Bonanza Creek and Extraction in connection with the Mergers (such joint proxy statement/prospectus in definitive form as filed by Extraction on September 28, the “Proxy Statement”). On September 30, 2021, Extraction commenced mailing the Proxy Statement to its stockholders.

Litigation Related to the Extraction merger

As of the date hereof, the Company has to its knowledge received a total of two demand letters from purported stockholders of Extraction (the “Demand Letters”) alleging that the Proxy Statement contained disclosure deficiencies and/or incomplete information regarding the Mergers. The Company also is aware of four complaints having been filed with respect to the Mergers. The four complaints (collectively referred to as, the “Stockholder Actions”) are captioned as follows: Harbour v. Extraction Oil & Gas, Inc., et al., No. 1:20-cv-02685 (D. Colo.); Rosenblatt v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-08344 (S.D.N.Y.); Plumley v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-01454 (D. Del.); and Sabatini v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-02832 (D. Colo.). The Stockholder Actions were filed by purported Extraction stockholders and name Extraction and the members of the Extraction board of directors as defendants. The plaintiffs in the Stockholder Actions allege that, among other things, the Proxy Statement contains certain disclosure deficiencies and/or incomplete information regarding the Mergers. It is possible that additional, similar complaints may be filed or the complaints described above may be amended. Extraction does not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although Extraction cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Extraction and Extraction’s directors believe that the allegations contained in the Demand Letters and Stockholder Actions are entirely without merit.

Extraction believes that no supplemental disclosures are required under applicable laws; however, in order to moot the purported Extraction stockholders’ disclosure claims, avoid the risk of the Demand Letters or Stockholder Actions delaying the Mergers, avoid nuisance and minimize the distractions, uncertainties and expense inherent in litigation, and without admitting any liability or wrongdoing, Extraction is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Extraction specifically denies all allegations in the Demand Letters and Stockholder Actions and specifically denies that any additional disclosure was or is required.

The supplemental disclosures contained herein will not affect the timing of special meetings of Bonanza Creek’s and Extraction’s stockholders, which are scheduled to be held on October 29, 2021 at 9:00 a.m. Mountain Time. You can virtually attend, vote your shares and submit questions during Extraction’s special meeting via live audio webcast by pre-registering at www.virtualshareholdermeeting.com/XOG2021SM.

SUPPLEMENT TO PROXY STATEMENT

Extraction is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The disclosure on pages 33 and 34 of the Proxy Statement is hereby supplemented by revising the section labeled “Litigation Relating to the Mergers” as follows:

Litigation Relating to the Mergers (see page 152)

Following the public announcement of the mergers, five putative stockholder lawsuits relating to the mergers were filed. Two actions were filed in the United States District Court for the Southern District of New York, two others were filed in the United States District Court for the District of Colorado and the fifth was filed in the United States District Court for the District of Delaware. The plaintiffs seek injunctive relief enjoining the mergers, damages and costs and other remedies. The lawsuits are at preliminary stages and the defendants have not answered or otherwise responded to the complaint.

For additional information, see the section entitled “The Extraction Merger — Litigation Relating to the Mergers.”

The disclosure on page 61 of the Proxy Statement is hereby supplemented by revising the risk factor labeled “Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak” as follows:

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Bonanza Creek, Extraction and Crestone Peak.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Bonanza Creek’s, Extraction’s and Crestone Peak’s respective liquidity and financial condition.

Following the public announcement of the mergers, five putative stockholder lawsuits relating to the mergers have been filed. Additional lawsuits in connection with the mergers may be filed in the future. The outcome of these lawsuits or any other lawsuits that may be filed challenging the mergers is uncertain. If these lawsuits or any future lawsuit is successful in obtaining any order enjoining consummation of the mergers, then such order may prevent the mergers from being consummated, or from being consummated within the expected time frame, and could result in substantial costs to Bonanza Creek, Extraction and Crestone Peak. Any such injunction or delay in the merger being completed may adversely affect Bonanza Creek’s, Extraction’s and Crestone Peak’s respective business, financial condition, results of operation and cash flows. Additionally, the defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Bonanza Creek’s business, financial condition, results of operations and cash flows. For additional information, see the section entitled “The Extraction Merger — Litigation Relating to the Mergers.”

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Bonanza Creek’s, Extraction’s or Crestone Peak’s business, financial condition, results of operations and cash flows.

The disclosure on page 88 of the Proxy Statement is hereby supplemented by adding the following before the first sentence of the last paragraph on the page as follows:

Petrie Partners is engaged in various activities, which may include investment banking, advisory, investment management, principal investing, and other financial and non-financial activities and services. Petrie Partners has previously provided investment banking services to Extraction and has received customary compensation in connection with such services. Petrie Partners did not provide any services to Bonanza Creek or to Crestone Peak during the preceding two years.

The disclosure on page 94 of the Proxy Statement is hereby supplemented by adding the following paragraph after the first full paragraph on the page as follows:

Between April 25, 2021 through May 9, 2021, representatives of Extraction and Bonanza Creek continued to negotiate the merger agreement and the related ancillary agreements. In the context of negotiating the merger of equals disposition of the Extraction merger, the parties agreed that four directors of the combined company will be designated by each of Extraction and Bonanza Creek and that and one of such directors nominated by Extraction would be Mr. Dell and Mr. Dell would be the chairman of the Bonanza Creek board.  Further, in order to establish the independent nature of the post-closing board, the parties agreed that three of each party’s designees must be determined to be independent and such persons would be acceptable to the other party.  The remainder of the Bonanza Creek board would no longer serve as directors following closing the Extraction merger.

The disclosure on page 111 of the Proxy Statement is hereby supplemented by revising the first table on the page labeled “Extraction Stand-Alone” as follows:

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Production (Mboe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$404	$488	$457	$377	$462
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow(2)	$313	$254	$305	$169	$251

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Adjusted EBITDA.

(2)	Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Levered Free Cash Flow. The line item for “Other” in the table below includes difference in settlements on commodity derivatives due to one month delay in receipts.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Revenue	$621	$702	$683	$588	$691
Cash Operating Expenses	$(142)	$(176)	$(195)	$(181)	$(200)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(50)	$(7)	$0	$0	$0
Adjusted EBITDA	$404	$488	$457	$377	$462

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Revenue	$621	$702	$683	$588	$691
Cash Operating Expenses	$(142)	$(176)	$(195)	$(181)	$(200)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(50)	$(7)	$0	$0	$0
Adjusted EBITDA	$404	$488	$457	$377	$462
Interest Expense	$(4)	$(3)	$(3)	$(3)	$(3)
Other	$5	$(5)	$0	$0	$0
Income Taxes	$(7)	$0	$(3)	$(10)	$(20)
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow	$313	$254	$305	$169	$251

The disclosure on page 112 of the Proxy Statement is hereby supplemented by revising the first table on the page labeled “Extraction Stand-Alone” as follows:

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Production (Mboe/d)	68	62	63	56	64
Adjusted EBITDA(1)	$416	$522	$485	$386	$471
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow(2)	$327	$286	$332	$178	$260

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, and certain other adjustments. Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Adjusted EBITDA.

(2)	Levered free cash flow is defined as discretionary cash flow minus capital expenditures and does not include cash inflows or outflows related to changes in net working capital. Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP. The table below presents additional prospective financial information regarding Extraction used in the forecast of Levered Free Cash Flow. The line item for “Other” in the table below includes difference in settlements on commodity derivatives due to one month delay in receipts.

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Revenue	$647	$743	$713	$605	$701
Cash Operating Expenses	$(144)	$(180)	$(198)	$(190)	$(201)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(61)	$(11)	$0	$0	$0
Adjusted EBITDA	$416	$522	$485	$386	$471

	Extraction Stand-Alone
	Q2-Q4 2021E	2022E	2023E	2024E	2025E

	($ in millions, except production)
Revenue	$647	$743	$713	$605	$701
Cash Operating Expenses	$(144)	$(180)	$(198)	$(190)	$(201)
General & Administrative Expenses	$(25)	$(30)	$(30)	$(30)	$(30)
Loss on Commodity Derivatives	$(61)	$(11)	$0	$0	$0
Adjusted EBITDA	$416	$522	$485	$386	$471
Interest Expense	$(3)	$(3)	$(3)	$(3)	$(3)
Other	$6	$(6)	$0	$0	$0
Income Taxes	$(7)	$(0)	$(3)	$(10)	$(20)
Capital Expenditures	$(85)	$(227)	$(147)	$(195)	$(188)
Levered Free Cash Flow	$327	$286	$332	$178	$260

The disclosure on page 137 of the Proxy Statement is hereby supplemented by revising the following sentence after the first sentence of the second paragraph on the page as follows:

Pursuant to the terms of its engagement letter, Extraction has agreed to pay Petrie Partners customary fees for its services in connection with its engagement up to an aggregate fee of $9.5 million, including a success fee of up to $5.5 million that is payable to Petrie Partners if the Extraction merger is consummated, and an additional success fee of up to $4 million if the Crestone Peak merger is consummated. A portion of Petrie Partners’ fee, approximately $1.5 million, was paid upon the delivery of its opinion in connection with the Extraction board’s approval of the Original Agreement, and a portion of its fee, approximately $1.5 million, was paid in connection with the delivery of its opinion in connection with the Extraction board’s approval of the Amendment.

The disclosure on page 152 of the proxy statement is hereby supplemented by revising the section labeled “Litigation Relating to the Merger” as follows:

Litigation Relating to the Mergers

Following the public announcement of the mergers, five putative stockholder lawsuits related to the mergers were filed.

On September 13, 2021, James Orphanidis, a purported Bonanza Creek stockholder, filed a complaint, Orphanidis v. Bonanza Creek Energy, Inc. et al., Docket No. 1:21-cv-07618, in the United States District Court for the Southern District of New York, against Bonanza Creek and the members of the Bonanza Creek board (which we refer to as the “Orphanidis lawsuit”). The Orphanidis lawsuit alleges, among other things, that the registration statement on Form S-4 filed in connection with the mergers fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9. The Orphanidis lawsuit seeks injunctive relief enjoining the mergers, damages and costs and other remedies.

Additionally, four complaints by purported Extraction stockholders have been filed with respect to the mergers. The four complaints (collectively referred to as, the “XOG Stockholder Actions”) are captioned as follows: Harbour v. Extraction Oil & Gas, Inc., et al., No. 1:20-cv-02685 (D. Colo.); Rosenblatt v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-08344 (S.D.N.Y.); Plumley v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-01454 (D. Del.); and Sabatini v. Extraction Oil & Gas, Inc., et al., No. 1:21-cv-02832 (D. Colo.). The XOG Stockholder Actions name Extraction and the members of the Extraction board of directors as defendants. The plaintiffs in the XOG Stockholder Actions allege that, among other things, the proxy statement filed by Extraction in connection with the mergers contains certain disclosure deficiencies and/or incomplete information regarding the mergers. The XOG Stockholder Actions seek injunctive relief enjoining the mergers, damages and costs and other remedies. Extraction has also received, to its knowledge, a total of two demand letters from purported stockholders of Extraction alleging that the Extraction proxy statement contained disclosure deficiencies and/or incomplete information regarding the mergers.

The lawsuits described above are at preliminary stages and the defendants have not answered or otherwise responded to the complaint. In the case of the Orphanidis lawsuit, defendants have not yet been served. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Bonanza Creek’s and Extraction’s defense of these lawsuits (or any other lawsuits related to the mergers that may be filed in the future) will be successful, nor can Bonanza Creek or Extraction predict the amount of time and expense that will be required to resolve the lawsuits.

No Offer or Solicitation

This communication relates to the Mergers and the related transactions (the “Transactions”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of the securities referred to in this Current Report on Form 8-K in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers of securities with respect to the Extraction merger shall be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Bonanza Creek intends to issue the merger consideration in connection with the Crestone Peak merger in reliance on the exemptions from registration requirements under the Securities Act, pursuant to Section 4(a)(2) thereof.

Important Additional Information

In connection with the Transactions, Bonanza Creek and Extraction have filed the Proxy Statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Bonanza Creek special meeting and Extraction special meeting. Investors and security holders may obtain a free copy of the Proxy Statement, any amendments or supplements to the Proxy Statement and other documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Proxy Statement, any amendments or supplements to the Proxy Statement and other documents by directing a request by mail or telephone to Investor Relations, Investor Relations, Extraction Oil & Gas, Inc., 370 17th Street, Suite 5200, Denver, Colorado 80202 or +1 (720) 557-8300. Copies of documents filed with the SEC by Bonanza Creek will be available free of charge from Bonanza Creek website at www.bonanzacrk.com under the “Investor Relations” tab or by contacting Bonanza Creek Investor Relations Department at (720) 225-6679 or slandreth@bonanzacrk.com. Copies of documents filed with the SEC by Extraction will be available free of charge from Extraction website at www.extractionog.com under the “Investor Relations” tab or by contacting Extraction Investor Relations Department at (720) 974-7773 or ir@extractionog.com.

Participants in the Solicitation

Bonanza Creek, Extraction and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Bonanza Creek’s shareholders and Extraction’s shareholders in connection with the Transactions. Information regarding the executive officers and directors of Bonanza Creek and Extraction is available in the Proxy Statement and certain of the other SEC filings made subsequent to the date of the Proxy Statement. To the extent holdings of the Company’s securities by such directors or executive officers have changed since the amounts printed in the Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement and other materials to be filed with the SEC in connection with the Bonanza Creek special meeting and the Extraction special meeting. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K concerning the Transactions, including any statements regarding the combined company’s expected credit facility, expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Bonanza Creek’s, Extraction’s or Crestone Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Bonanza Creek’s, Extraction’s and Crestone Peak’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Bonanza Creek may not approve the issuance of new shares of Bonanza Creek common stock in the Transactions or that shareholders of Extraction may not approve the Extraction merger agreement; the risk that a condition to closing of the Transactions may not be satisfied, that either party may terminate the Extraction merger agreement or the Crestone Peak merger agreement or that the closing of the Transactions might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Bonanza Creek, Extraction and Crestone Peak; the effects of the business combination on Bonanza Creek, Extraction and Crestone Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional information concerning other risk factors is also contained in Bonanza Creek’s and Extraction’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Extraction Oil & Gas, Inc..

Dated: October 22, 2021	By:	/s/ Eric Christ
Eric Christ
Vice President, General Counsel and Corporate Secretary